

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Joseph M. Busky
Chief Financial Officer
Ortho Clinical Diagnostics Holdings plc
1001 Route 202
Raritan, New Jersey 08869

> **Re: Ortho Clinical Diagnostics Holdings plc**
> **Form 10-K For the fiscal year ended January 2, 2022**
> **Filed March 8, 2022**
> **File No. 001-39956**

Dear Mr. Busky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences